

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2024

Hunter Horsley
President and Treasurer
Bitwise XRP ETF
c/o Bitwise Investment Advisers, LLC
250 Montgomery Street, Suite 200
San Francisco, California 94104

> **Re: Bitwise XRP ETF**
> **Registration Statement on Form S-1 filed October 2, 2024**
> **Amendment No. 1 to Registration Statement on Form S-1 filed October 16, 2024**
> **File No. 333-282465**

Dear Hunter Horsley:

   We have reviewed your registration statement, as amended, and have the following comment.

Registration Statement on Form S-1

General

1.   You state that the investment objective of the Trust is to reflect the performance of the price of XRP and that you will meet the objective by holding XRP. The Commission has stated that XRP is offered and sold as a security under the federal securities laws. In that regard, we refer you to the complaint filed by the Commission in *SEC v. Ripple Labs, Inc.*, No. 20-cv-10832 (S.D.N.Y.), and the Commission's pending appeal in *SEC v. Ripple Labs Inc.*, No. 24-2648 (2d Cir.). Therefore, the Trust appears to meet the definition of an investment company under the Investment Company Act of 1940. Please file a request for withdrawal of the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Justin Dobbie at (202) 551-3469 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Richard J. Coyle, Esq.